NSAR ITEM 77C

Van Kampen American Capital Florida Municipal Opportunity Trust

(a) A Special Meeting of Shareholders was held on October 23, 1996.

(b) The election of Trustees of Van Kampen American Capital Florida Municipal Opportunity Trust (the "Fund") included:

    None

(c) The following were voted on at the meeting:

    (1) Approval of New Investment Advisory Agreement in the event of a change of control for the Adviser.

           For   1,353,997             Against    15,188

    (2) Inapplicable

    (3) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

           For   774,207               Against    23,325

    (4) Inapplicable